May 20, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mariam Mansaray

Re:	Thumzup Media Corporation Registration Statement on Form S-3 Filed May 6, 2025
File No. 333-286951

Dear Ms. Mariam Mansaray:

On behalf of Thumzup Media Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 16, 2025 with respect to the Company’s Registration Statement on Form S-3 (the “S-3”) and Amendment No. 1 to the Registration Statement on Form S-3 (the “S-3/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Registration Statement on Form S-3

Cover Page

1. It appears that you are relying on General Instruction I.B.6. of Form S-3 to conduct this offering. Please include the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and highlight that sales under this prospectus will be limited to no more than one-third of the aggregate market value of the voting and non-voting common equity held by non- affiliates. See Instruction 7 to General Instructions of Form S-3.

Response: In response to this comment, the Company respectfully advises the Staff that we have included the requested disclosure on the cover page of the amendment to the S-3 registration statement, as requested by the Staff.

Exhibits

2. We note that the Opinion of Sichenzia Ross Ference Carmel LLP, filed in the r/s as Exhibit 5.1. states that the Company is issuing up to $200,000,000 aggregate initial offering price of securities. However, we note that the amendment was filed to increase the number of shares to $500,000,000. Please revise the legal opinion as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the legal opinion in exhibit 5.1, as requested by the Staff.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 516-668-4553.

Sincerely,

/s/ Jesse L. Blue
Jesse L. Blue, Esq.
Sichenzia Ross Ference Carmel LLP

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